

January 10, 2012

Via E-mail
Mr. Richard D. Moss
Chief Financial Officer
Hanesbrands, Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

> **Re: Hanesbrands, Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed February 16, 2011**
> **Response dated December 13, 2011**
> **File No. 001-32891**

Dear Mr. Moss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 65

1.   We note your response to our prior comment two and your proposed disclosure for future filings. Please provide us and revise your proposed disclosure to include the following:

- The amounts you actually repatriated for the periods presented, if any, and the related estimated amount of income tax expenses. In this regard your response indicates that as of January 1, 2011 you expected to repatriate $20 million to $50 million, however your proposed revised disclosure does not quantify the amount actually repatriated and any related accounting impact of the repatriation;

- Clarify the total amount of cash and cash equivalents held by all of your foreign subsidiaries. Your response indicates that as of January 1, 2011, approximately $16 million of cash and cash equivalents were held by foreign subsidiaries yet you expect to repatriate $20 million to $50 million. Tell us how you plan to fund this repatriation if you only have cash of $16 million outside the United States. Further your response indicates that the $16 million of cash was held by foreign subsidiaries whose undistributed earnings are considered *permanently* reinvested. Clarify whether you have cash held at foreign subsidiaries whose undistributed earnings are not considered permanently reinvested;

- Of the total amount of cash and cash equivalents held by all of your foreign subsidiaries, disclose, to the extent material, in the footnote to your financial statements the restricted amount that is not freely transferrable to the U.S. We consider funds restricted due to remittance restriction by foreign jurisdictions or adverse tax consequence of repatriation to be restricted cash. Refer to Rule 5-02.1 of Regulation S-X.

2. We note from your response to our prior comment two that "[you] expect approximately $20 million to $50 million of earnings from [your] foreign subsidiaries will be repatriated during 2011 for which [you] expect [you] will recognize approximately $3 million to $10 million in additional income tax expense during 2011." Please tell us how you considered ASC 740-30-25-19 which requires you to accrue income tax expense in 2010 for the planned amount of repatriation and tell us the reasons why the deferred tax liability related to the planned amount of repatriation was not shown on page F-41 pursuant to ASC 740-10-50-2

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining